UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          HUNGARIAN BROADCASTING CORP.
                          ----------------------------
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                    ----------------------------------------
                         (Title of Class of Securities)

                                    445539109
                                 ---------------
                                 (CUSIP Number)

                             Ronald Scott Moss, Esq.
                           445 Park Avenue, 15th Floor
                            New York, New York 10022
                    -------------------------------------------
                   (Name, Address and Telephone No. of Person
               Authorized to Receive Notices and Communications)

                                January 5, 1998
                -------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


1. Name of Reporting Person                                                     Offer Assis
S.S. or I.R.S.
Identification No. of Above Person                                              N/A
2. Check the Appropriate Box If A Member Of A Group*                            (a)  [ ]   (b)  [X]
3.
SEC Use Only
4. Source of Funds*                                                             OO
5. Check Box If Disclosure Of Legal Proceedings
Is Required Pursuant to Items 2(d) or 2(e).                                     [  ]

6. Citizenship Or Place Of Organization                                         Israeli

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7. Sole Voting Power                                                            3,300,000 Common Stock*

8. Shared Voting Power                                                          0 Common Stock

9. Sole Dispositive Power                                                       2,300,000 Common Stock

10. Shared Dispositive Power                                                    2,800,000 Common Stock

11. Aggregate Amount Beneficially Owned By Each
         Reporting Person                                                       3,300,000 Common Stock*

12. Check Box If The Aggregate Amount In Row (11)
         Excludes Certain Shares*                                               [  ]

13. Percent Of Class Represented By Amount In Row (11)                          30.17% Common Stock

14. Type Of Reporting Person*                                                   IN


One million shares of such stock is in escrow.  See Item 4.

Item 1. Security and Issuer
This Schedule 13D relates to the Common Stock ("Shares") of Hungarian Broadcasting Corp. ("HBC" or the "Issuer"). The Issuer's principal executive office is located at 445 Park Avenue, 15th Floor, New York, New York 10022.

Item 2. Identity and Background

(a) Name of Reporting Person:              Offer Assis

(b) Business Address:                      445 Park Avenue, 15th Floor
                                           New York, New York 10022


(c) Occupation                             President and Chief Executive
                                           Officer of the Issuer
                                           445 Park Avenue, 15th Floor
                                           New York, New York 10022

(d)-(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Israeli

Item 3. Source and Amount of Funds or Other Consideration

On January 5, 1998, Mr. Offer Assis ("Assis") purchased 300,000 Shares in a private transaction pursuant to an agreement dated December 17, 1997 with Peter
E. Klenner ("Klenner"), the founder and previous President and Chief Executive Officer of the Issuer, a copy of which is filed as Exhibit A hereto (the "December 17 Agreement"). Assis used $2,250,000 of capital borrowed from Shafrir Family Trust ("Shafrir") to fund the purchase of such shares at a price of $7.50 per share. The loan agreement between Assis and Shafrir is filed herewith as Exhibit B. Subsequently, pursuant to a Reorganization Agreement (the "Reorganization Agreement") among HBC, Global Television Networks, Inc. ("Global"), a Delaware corporation and Offer Assis, Shai Bar-Lavi, Shlomo Kot and Frederick E. Smithline individually, Assis exchanged his shares of common stock in Global for 2,000,000 additional Shares. The Reorganization Agreement is filed herewith as Exhibit C.

Assis presently expects to finance any and all other purchases of Shares or other equity securities of the Issuer pursuant to any of the transactions described in response to Item 4 below, if and when any such purchase occurs, with personal capital. Assis does not presently intend to borrow funds specifically for the purpose of providing any portion of the funds needed to consummate any such purchase.

Item 4. Purpose of Transaction

All of the Shares which are the subject of this report were acquired for the purpose of acquiring a controlling interest in Hungarian Broadcasting Corp.


(a), (b), (d)
Pursuant to the Reorganization Agreement, HBC acquired all of the outstanding shares of Global in exchange for 3.75 million shares of HBC's Common Stock, 1.25 million of which are to held in escrow and delivered only upon Global meeting certain performance measures.

Pursuant to the December 17 Agreement, Klenner agreed to vote his remaining shares for an HBC Board of Directors consisting of Assis and his designees, and Assis agreed to vote for Klenner as Chairman of the Board so long as Klenner continues to own a minimum of 200,000 Shares.

In addition, pursuant to the December 17 Agreement, Klenner granted Assis a call option on Klenner's remaining 300,000 Shares, exercisable within 12 months from the date of the December 17 Agreement at a price equal to the greater of $7.50 per Share or the five day average "bid and asked" trading price of the Shares, and Assis granted Klenner a put option for 100,000 of such 300,000 Shares at a price of $7.50 in the event HBC completed an equity offering for a minimum of $2 million (the "Put Option").

Pursuant to the Reorganization Agreement, 1.25 million Shares were placed in escrow, with 1 million Shares to be released to Assis upon the occurrence of any of the following events:

          (i) the average annual earnings of Global over the five full fiscal years following the date of the Reorganization Agreement is at least $1.00 million pre-tax per year as certified by HBC's auditors;
          (ii) HBC's Common Stock trades an average closing price of $10.00 per share for at least 20 consecutive trading days in any month;
          (iii) HBC's auditors certify in any fiscal year that Global's cumulative net pre-tax earnings since the date of the Reorganization Agreement is at least $5 million;
          (iv) HBC's net income is a minimum of $0.50 per share in any fiscal year; or (v) Global is sold for a minimum of $10 million.

(c), (e), (f), (g), (h), (i), and (j)
N/A

Item 5. Interest in Securities of the Issuer

     (a) 2,300,000 Shares (30.17%) as a result of the purchase of 300,000 Shares pursuant to the December 17 Agreement and 2 million Shares pursuant to the Reorganization Agreement

     (b) Common Stock

         (i) Sole power to vote or direct the vote of 3,300,000 shares of Common Stock.

         (ii) Shared power to vote or direct the vote of 0 shares of Common
Stock.

         (iii) Sole power to dispose or direct the disposition of 2,300,000 shares of Common Stock.

         (iv) Shared power to dispose or direct the disposition of 0 shares of Common Stock.

     (c) See responses to Items 3 and 4 above.

     (d) Not Applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the December 17 Agreement, Klenner agreed to continue consulting with HBC on all significant operating matters.

Pursuant to the December 17 Agreement, Klenner also agreed to vote his remaining shares for an HBC Board of Directors consisting of Assis and his designees, and Assis agreed to vote for Klenner as Chairman of the Board so long as Klenner continues to own a minimum of 200,000 Shares. Mr. Assis, Shai Bar Lavi, Frederick E. Smithline and Ami Shafrir were elected to the Board, expanding the number of directors to six, Messrs. Shafrir and Smithline being independent directors.

In addition, pursuant to the December 17 Agreement, Klenner granted Assis a call option on Klenner's remaining 300,000 Shares, exercisable within 12 months from the date of the December 17 Agreement at a price equal to the greater of $7.50 per Share or the five day average "bid and asked" trading price of the Shares, and Assis granted Klenner a put option for 100,000 of such 300,000 Shares at a price of $7.50 in the event HBC completed an equity offering for a minimum of $2 million.

Pursuant to the Reorganization Agreement, 1.25 million Shares were placed in escrow, with 1 million Shares to be released to Assis upon the occurrence of any of the following events:

           (i) the average annual earnings of Global over the five full fiscal years following the date of the Reorganization Agreement is at least $1.00 million pre-tax per year as certified by HBC's auditors;
           (ii) HBC's Common Stock trades an average closing price of $10.00 per share for at least 20 consecutive trading days in any month;
           (iii) HBC's auditors certify in any fiscal year that Global's cumulative net pre-tax earnings since the date of the Reorganization Agreement is at least $5 million;
           (iv) HBC's net income is a minimum of $0.50 per share in any fiscal year; or (v) Global is sold for a minimum of $10 million.

Item 7. Materials to be Filed as Exhibits

Exhibit A - Agreement dated December 17, 1997 between Offer Assis and Peter E. Klenner*

Exhibit B - Loan Agreement between Offer Assis and Shafrir Family Trust (to be filed by amendment)**

Exhibit C - Reorganization Agreement among HBC, Global Television
Networks, Inc. and Offer Assis, Shai Bar-Lavi, Shlomo Kot and Frederick
E. Smithline individually*

*   Filed with Report on Form 8-K of Hungarian Broadcasting Corp.
    dated January 5, 1998
**  To be filed by amendment

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/OFFER ASSIS
---------------
Offer Assis


Dated:   January 10, 1998